Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

On July 3, 2003, Smith & Nephew released the following.

Adjustment of a Condition

Smith & Nephew

Public Tender Offer

by

Smith & Nephew Group plc

for all publicly held

Registered Shares of Centerpulse AG, Zurich

Adjustment of Condition 6 of the Centerpulse Offer

Pursuant to Recommendation III of 2 July 2003 regarding the Public Exchange and Cash Offer of Zimmer Holdings, Inc. Warsaw (USA) to the shareholders of Centerpulse AG, Zurich, the Takeover Board has, amongst other things, decided that Smith & Nephew will only be able to invoke Condition 6 of the Centerpulse offer if valid acceptances for shares representing at least 66 2/3% of the voting rights of Centerpulse have been received. Smith & Nephew had informed the Takeover Board on 25 June 2003 that it agrees with this modification.

Accordingly, Condition 6 has been adjusted as follows:

Three of Centerpulse’s current board members having resigned from Centerpulse’s board subject to completion of the Centerpulse Offer, and the other board members having entered into a fiduciary arrangement with Smith & Nephew Group covering the period until a Centerpulse general meeting will have resolved to elect the persons proposed by Smith & Nephew Group to the board of Centerpulse, subject to completion of the Centerpulse Offer. Smith & Nephew can only invoke Condition 6 of the Centerpulse offer, if valid acceptances for at least 66 2/3% of the total number of the Centerpulse Shares outstanding (including Centerpulse Shares represented by Centerpulse ADSs and, provided the InCentive Offer has become unconditional, Centerpulse Shares held by InCentive) have been received at the expiry of the (possibly extended) offer period.

Identification

	Securities no.	ISIN	Bloomberg
Registered shares Centerpulse AG
—first line (not notified for exchange)	654485	CH0006544859	CEPN SW
—second line (notified for exchange)	1588547	CH0015885475	CEPNE SW
Registered shares Smith & Nephew plc	1103058	GB0009223206	SN/ LN
Registered shares Smith & Nephew Group plc	1580453	GB0032838319	(will be applied for)

Zurich, 3 July 2003

Offer Manager:

Lombard Odier Darier Hentsch

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC’s Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.